                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT

1.      NAME AND ADDRESS OF COMPANY

        Algonquin Power Income Fund ("APIF")
        2845 Bristol Circle
        Oakville, Ontario
        L6H 7H7

2.      DATE OF MATERIAL CHANGE

        February 25, 2007

3.      NEWS RELEASE

        A press release with respect to the material change concerning the offer for trust units referred to in this report was issued by APIF, in conjunction with Clean Power Income Fund ("CPIF"), on February 26, 2007 and a separate press release with respect to the material change concerning the offer for convertible debentures referred to in this report was issued by APIF on February 26, 2007, in each case, through the facilities of Canada NewsWire and filed on the System for
        Electronic Document Analysis and Retrieval (SEDAR).

4.      SUMMARY OF MATERIAL CHANGE

        On February 25, 2007, CPIF, Clean Power Operating Trust ("CPOT"), APIF
        and Algonquin Power Trust ("APT") entered into a support agreement (the
        "Support Agreement") pursuant to which APIF and APT agreed that, subject to the terms and conditions of the Support Agreement, APT would make an offer (the "Offer") to acquire all of the outstanding units of CPIF (the
        "CPIF Units") pursuant to which each holder of CPIF Units ("Unitholder")
        will receive 0.6152 of a unit of APIF ("APIF Unit") plus a contingency value receipt ("CVR"), which receipt will entitle the holder thereof, subject to certain conditions, to a payment in cash of an amount up to approximately $0.27 per CPIF Unit.

        In addition, on February 26, 2007, APIF announced that it intends to cause APT to make an offer to acquire all of the outstanding 6.75%
        convertible debentures ("Convertible Debentures") issued by CPIF which are not currently owned by APIF. The offer will be made by way of a takeover bid through the issuance, to be elected at the option of the debentureholder, of either (a) $102.00 in principal face value of 6.20%
        convertible debentures issued by APIF maturing on November 30, 2016 for each $100.00 of Convertible Debenture principal together with accrued interest or (b) $100.00 in principal face value of 6.65% convertible debentures issued by APIF maturing on July 31, 2011 for each $100.00 of
        Convertible Debenture principal together with accrued interest thereon.
        The offer for the Convertible Debentures is anticipated to be mailed to debentureholders on or before March 23, 2007. The closing of the offer for the Convertible Debentures will be conditional upon the closing of the Offer.

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5.      FULL DESCRIPTION OF MATERIAL CHANGE

        APIF, APT, CPIF and CPOT have entered into the Support Agreement, dated
        February 25, 2007, pursuant to which, among other things, APT agreed to make the Offer to purchase all of the issued and outstanding CPIF Units.

        The Board of Trustees of CPOT (the "Board") concluded, following receipt of a fairness opinion from its financial advisors, Scotia Capital Inc., that the Offer is fair, from a financial point of view to its
        Unitholders and to unanimously recommend that its Unitholders tender their CPIF Units to the Offer.

        Under the Support Agreement, CPIF retains the ability to solicit, initiate, facilitate, encourage or entertain (including by way of furnishing non-public information or entering into any form of agreement, arrangement or understanding) enquiries or proposals with third parties which may lead to a competing offer or proposal to purchase or otherwise acquire all of the CPIF Units or all or substantially all of the assets of CPIF, directly or indirectly, which amongst other things, the Board, with the advice of its financial advisors, reasonably believes is superior to the Offer ("Competing
        Transaction") and is entitled to discuss and negotiate a potential
        Competing Transaction with such third party, provided such third party has entered into or enters into a confidentiality agreement containing such terms and conditions as are standard and customary in transactions of the same nature as the Competing Transaction and are not materially less onerous to such third party than the confidentiality obligations of
        Algonquin Power Management Inc. ("APMI") pursuant to the confidentiality agreement dated June 27, 2006 between APMI and CPIF and provided that all such information made available to the third party has (but for customary confidentiality exclusions) been, or will promptly be, provided to APT and APIF.

        Until the expiry of the Offer, CPIF shall inform APT forthwith upon the
        Board concluding that there is a Competing Transaction that it is prepared to accept but shall not withdraw its recommendation to support the Offer unless it has provided APT with notice in writing that there is a Competing Transaction and APT, within two business days after receipt of the notice contemplated above, does not publicly announce an intention to amend the terms of the Offer and APT does not amend the
        Offer promptly thereafter so that the Board, with the advice of its financial advisors, reasonably believes the amended Offer is at least equal to the Competing Transaction, provided that, if more than one
        Competing Transaction exists, notification of a Competing Transaction shall only apply to and be in respect of the Competing Transaction that the Board concludes is the superior transaction and has so notified APT.
        Where APT does not exercise its rights to amend the terms of the Offer pursuant to notification of a Competing Transaction, nothing shall prevent the Board from withdrawing, modifying or changing any recommendation regarding the Offer in response to a bona fide Competing
        Transaction. See "Cost Reimbursement and Fees" below.

        Subject to the requirement of notifying APT of a Competing Transaction,
        CPIF is under no obligation to notify APT of the receipt of any proposal or offer, or any inquiry or contact with any person with respect thereto, which has been or is made relating to the acquisition of CPIF
        Units or assets of CPIF, including a proposal or offer in respect of which CPIF has entered into a confidentiality agreement nor to notify
        APT upon becoming aware of a

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        proposal which CPIF reasonably believes if made in writing would be a
        Competing Transaction.

        CPIF and CPOT have agreed that, except as otherwise contemplated in the
        Support Agreement, it will use its reasonable commercial efforts to assist APT and APIF to successfully complete the transactions contemplated by the Support Agreement, including making and/or co-operating with APT and APIF in making all requisite regulatory filings and giving evidence in relation to such filings and in obtaining receipt of all necessary material regulatory consents, waivers, approvals and orders required to be obtained in connection with the
        Offer and in obtaining receipt of all material third party consents required to be obtained in connection with the Offer and in mailing or otherwise making the Offer to Unitholders and to ensure that the conditions of the Offer are satisfied and to keep APT and APIF informed on a timely basis concerning the process.

        CPIF and CPOT have agreed that, except as expressly permitted in the
        Support Agreement, they will not intentionally take any action of any kind which may materially reduce the likelihood of success of or interfere with or delay the take up of and payment for CPIF Units deposited under the Offer or the completion of the Offer.

The Offer

        APT has agreed in the Support Agreement to make an offer to purchase the
        CPIF Units through the issuance of 0.6152 APIF Units and a CVR for each
        CPIF Unit (the "Offer Price") subject to certain terms and conditions, including the conditions that (i) greater than 66 2/3% of the CPIF Units that are issued and outstanding on the expiry of the Offer, shall be validly deposited and not withdrawn under the Offer, determined as at the termination date of the Offer; (ii) redemptions of CPIF Units pursuant to the CPIF trust indenture dated July 16, 2003 (the "Trust
        Indenture") from the date the Offer is publicly announced to the date upon which CPIF Units deposited and not withdrawn under the Offer are taken up and paid for by APT (the "Effective Date"), do not exceed
        $1,000,000 in the aggregate; and (iii) the aggregate amount of certain expenses or liabilities incurred which are or will become payable after
        December 31, 2006 by CPOT, CPIF and their affiliated entities, has not, in the aggregate, exceeded $5,475,000.

        The Offer is made on certain terms and conditions, including: (i) that
        APT shall mail or cause to be mailed to all Unitholders as soon as practicable, anticipated to be on or before 11:59 p.m. (Toronto time) on
        March 15, 2007, but in any event on or before 11:59 p.m. (Toronto time)
        on March 23, 2007, the Offer, which Offer shall be made by way of a takeover bid circular; (ii) the Offer shall expire on the 35th day following the date of mailing of the Offer to the Unitholders, except that the Offer may be extended by APT if particular conditions are not satisfied on or by the date and time at which the Offer would otherwise expire; and (iii) subject to the satisfaction or waiver of particular conditions, APT shall, as soon as is practicable in the circumstances and in any event within the time periods required by applicable law, accept for payment and take up and pay for all CPIF Units deposited and not withdrawn under the Offer, which will not be later than May 14, 2007 or such later date as may be agreed upon by the parties.

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        If the Offer is successful, APT will cause APIF to issue CVR's to all
        Unitholders whose CPIF Units are taken up by APT under the Offer or whose CPIF Units are acquired by or on behalf of APT pursuant to a compulsory acquisition transaction or a subsequent acquisition transaction completed within 120 days of the Effective Date.

Representations and Warranties

        The Support Agreement contains a number of representations and warranties of CPIF and CPOT and APT and APIF relating to, among other things: corporate or similar status, and the authorization and enforceability of, and board approval of, the Support Agreement and the
        Offer. The representations and warranties also address various matters relating to the business and operations of CPIF and APT, including: (a)
        the authorized capital and outstanding securities; (b) continuous disclosure records; (c) financial statements; (d) absence of certain changes or events resulting in a material adverse change; (e) litigation matters; and (f) termination of agreements and personnel. The Support
        Agreement also contains APT and APIF's representation and warranty that the APIF Units to be provided as consideration in connection with the
        Offer will be duly issued as fully paid and nonassessable and listed and posted for trading on the Toronto Stock Exchange and will be freely tradeable. The Support Agreement also contains CPIF and CPOT's representation and warranty that CPIF and CPOT have publicly disclosed or disclosed or made available in writing to APIF all material contracts of CPIF and CPOT and all material reports of CPIF and CPOT or their assets prepared by or on their behalf.

        CPIF represents and warrants to APT and APIF that there are no outstanding options, warrants or other securities representing an equity interest in CPIF or any of its subsidiaries or affiliated entities other than the outstanding CPIF Units and that there are no outstanding securities convertible into or exchangeable for CPIF Units or an equity interest in any subsidiary or affiliated entity of CPIF except as otherwise expressly stated in the Support Agreement.

Operation of Business

        CPIF agreed (except as expressly contemplated by the Support Agreement, or to the extent that APT or APIF shall otherwise consent, which consent shall not be unreasonably withheld), that prior to the Effective Date, it shall continue to conduct CPIF's business and those of its subsidiaries and affiliated entities in the ordinary course consistent with past practice, and that it shall (a) not declare or pay any dividend or declare, authorize or make any distribution of, on or in respect of any of its securities whether payable in cash, securities or otherwise except distribution to the Unitholders (up to a maximum of
        $0.058334 per calendar month) or interest paid on CPIF's convertible debentures, both as approved by the Board or Clean Power Management LP, by its general partner Clean Power Management GP Inc. (together as
        "CPM"), and in the normal course consistent with past practice; (b) with the exception of the redemption of CPIF Units for cash made in accordance with the provisions of the CPIF trust declaration, not make any change in capitalization, other than pursuant to the Offer or as permitted in the Support Agreement; (c) not grant any increase in compensation or in severance or termination pay or enter into any employment or other agreement with any trustee, director, officer or employee of CPIF or any of its subsidiaries or

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        affiliate entities; (d) not amend the Trust Indenture in respect of the
        CPIF Units or any trust indenture in respect of any convertible debentures; and (e) not make any investments in other companies or entities or grant any loans other than intercompany loans.

        CPIF has also agreed that except as expressly contemplated by the
        Support Agreement, it would not enter into any transaction or perform any act which might (i) interfere with or delay the take up and payment for CPIF Units deposited under the Offer or the completion of the Offer, or (ii) adversely affect CPIF's or CPOT's ability to perform its covenants and agreements under the Support Agreement.

        CPIF has also agreed that without providing APT with prior written notification, it would not, nor permit any of its subsidiaries or affiliated entities to: (i) incur any additional indebtedness which has a monetary impact of more than $5,000,000; (ii) sell, lease or otherwise dispose of (other than in the normal and ordinary course) any material portion of the assets or business comprising CPIF, its subsidiaries and affiliated entities, and (iii) enter into any or amend any existing material commitment, contract, agreement or transaction (including the sale of assets).

Resignation of Officers and Reconstitution of Board of Trustees

        Prior to the expiry of the Offer, CPIF has agreed that it shall obtain undated resignations (which will become effective only if APT acquires a majority of the CPIF Units outstanding on the Effective Date) from all of the trustees of CPOT, the officers of CPIF, if any, and all of the officers, directors and employees of CPM, Clean Power Inc. ("CPI") or any of their affiliates who hold management positions with CPIF, CPOT or any of its subsidiaries or investor entities that they hold by reason of their affiliation with CPOT (other than representatives of Clean Power
        Inc. ("CPI") and its affiliates who are directors and officers of
        Chapais Electrique Limitee) and CPIF shall obtain releases from CPI and
        CPM with respect to any claims they may have against CPIF and its subsidiaries and affiliated entities (other than (i) with respect to existing indemnification obligations under agreements between such parties or such parties and others and (ii) in respect of amounts payable to CPM pursuant to the management agreement with CPOT or the administration agreement with CPIF on account of expenses paid on behalf of CPOT or CPIF or for services provided to CPOT or CPIF in accordance with the terms thereof since the date of the last quarterly invoice in accordance with past practice).

        On or immediately following the Effective Date, the parties acknowledge and agree that the Board will be reconstituted to consist of nominees of
        APT, which shall be implemented by the resignation of each of the trustees who is not a nominee of APT and the appointment by the remaining quorum of trustees of an equal number of nominees of APT to fill the vacancies created (and effected without the necessity for calling a Unit holder's meeting).

APT and APIF's Covenants

        APT has agreed in the Support Agreement to use all reasonable commercial efforts to successfully complete the transactions contemplated by the
        Support Agreement, including making and/or cooperating with CPIF in making all requisite regulatory filings, and giving

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        evidence in relation to such filings and in obtaining receipt of all necessary material regulatory consents, waivers, approvals and orders required to be obtained in connection with the Offer and in obtaining receipt of all material third party consents required to be obtained in connection with the Offer, and in mailing or otherwise making the Offer to Unitholders and to ensure that the conditions of the Offer are satisfied and to keep CPIF informed on a timely basis concerning the process.

        APT has also agreed that it will not amend, modify or change the Offer without the prior written consent of CPIF, other than to increase the consideration under the Offer, extend the expiry date of the Offer, waive any conditions of the Offer, comply with the legal obligations of
        APT or make other amendments, modifications or changes as will not be adverse to Unitholders.

        APT has also agreed that if it takes up and pays for CPIF Units pursuant to the Offer, APT will cause CPIF to provide ongoing trailer or discovery period insurance coverage for the current and past officers of
        CPIF and trustees and officers of CPOT and directors and officers of
        Clean Power Management GP Inc. and the directors and officers of subsidiaries and affiliated entities on terms substantially equivalent to the terms of the currently applicable directors' and officers'
        liability insurance coverage for a period of six years after the
        Effective Date.

        APT has also agreed that if it takes up and pays for CPIF Units pursuant to the Offer, it will use commercially reasonable efforts to acquire the balance of the CPIF Units that are not so tendered as soon as practicable after completion of the Offer using the compulsory acquisition provisions under the Trust Indenture governing the CPIF
        Units, if permitted to do so thereunder, and if APT determines that it is unable to use such compulsory acquisition provisions, to propose some other reorganization or combination of CPIF with APT or a subsidiary or related entity of APT for a consideration per CPIF Unit of not less than the Offer Price, if possible to do so under and subject to compliance with, all applicable laws, rules and regulations.

Cost Reimbursement and Fees

        Pursuant to the Support Agreement, CPIF will reimburse APT up to
        $850,000 in respect of the actual out-of-pocket costs and expenses incurred by APT, APMI and/or their affiliated entities with making the
        Offer ("Cost Reimbursement") if (i) the Board withdraws its support or otherwise changes its recommendation to Unitholders to accept the Offer, provided that such withdrawal or change is not caused by APT's failure to perform, in any material respect, its obligations under the Support
        Agreement; (ii) CPIF or CPOT breaches the Support Agreement in any material respect or any of the representations or warranties of CPIF and/or CPOT set out in the Support Agreement were not true and correct in all material respects as at the date of the Support Agreement or become untrue or incorrect at any time prior to the Effective Date;
        (iii) if a majority of the Unitholders do not accept the Offer; or (iv)
        a Competing Transaction is completed within six months of the Support
        Agreement. If (i), (ii), or (iv) are applicable, CPIF will also pay APT a fee equal to $1,750,000 (the "Fee").

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Termination of Support Agreement

        The Support Agreement may be terminated by either APT or CPIF, when not in default in the performance of its obligations under the Support
        Agreement, without prejudice to any other rights, by notice to the other party, in certain circumstances, including:

(i)     by mutual written consent of CPIF and APT;

(ii)    by CPIF, if the Offer has not been made on or prior to March 23, 2007 at
        11:59 p.m. (Toronto time);

(iii)   by CPIF, subject to the provisions of the Support Agreement, if the
        Offer does not substantially conform or is modified in a manner not to conform with the description thereof in the Support Agreement;

(iv)    by CPIF, if the CPIF Units validly deposited under the Offer and not withdrawn have not, for any reason whatsoever, been taken up and paid for on or before the expiry of ten days after the expiry of the Offer;

(v)     by either APT or CPIF, if the other party breaches the Support Agreement in any material respect;

(vi)    by either APT or CPIF, if any of the representations or warranties of
        APT and/or CPIF set out in the Support Agreement were not true and correct in all material respects as at the date of the Support Agreement or become untrue or incorrect in any material respect at any time prior to the Effective Date;

(vii)   by either APT or CPIF, if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Support Agreement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the party seeking to terminate the Support
        Agreement shall have, upon becoming aware of such order, decree, ruling or action, used all commercially reasonable efforts to remove such order, decree or ruling or cease such action;

(viii)  by CPIF, if the Cost Reimbursement and Fee shall have been paid by CPIF to APT in accordance with the terms of the Support Agreement;

(ix)    by APT, if the circumstances entitling APT to payment of the Cost
        Reimbursement and Fee are in effect;

(x)     by CPIF, if APT has been notified by CPIF of a Competing Transaction in accordance with the provisions of the Support Agreement and APT does not amend the Offer as described in the Support Agreement within the time periods specified therein;

(xi)    by CPIF, if CPIF Units have not been taken up and paid for under the
        Offer on or before 5:00 p.m. (Toronto time) on May 14, 2007; or

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(xii)   by APT, if the conditions precedent contained in the Support Agreement are not satisfied or waived by APT at the time of making the Offer or the conditions precedent contained in Schedule "A" to the Support
        Agreement are not satisfied or waived by APT on or prior to the expiry of the Offer.

        In the event of the termination of the Support Agreement, the Support
        Agreement shall forthwith have no further force or effect and there shall be no liability on the part of APT, APIF, CPIF or CPOT thereunder except for the provisions of the Support Agreement that shall survive the termination thereof.

        The foregoing description of the Support Agreement and the Offer does not purport to be complete and is qualified in its entirety by reference to the Support Agreement which is filed separately as a material document on SEDAR.

        In addition, on February 26, 2007, APIF announced that it intends to cause APT to make an offer to acquire all of the Convertible Debentures which are not currently owned by APIF. The offer will be made by way of a takeover bid through the issuance, to be elected at the option of the debentureholder, of either (a) $102.00 in principal face value of 6.20%
        convertible debentures issued by APIF maturing on November 30, 2016 for each $100.00 of Convertible Debenture principal together with accrued interest or (b) $100.00 in principal face value of 6.65% convertible debentures issued by APIF maturing on July 31, 2011 for each $100.00 of
        Convertible Debenture principal together with accrued interest thereon.
        The offer for the Convertible Debentures is anticipated to be mailed to debentureholders on or before March 23, 2007. The closing of the offer for the Convertible Debentures will be conditional upon the closing of the Offer.

6.      RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

        Not applicable

7.      OMITTED INFORMATION

        Not applicable

8.      EXECUTIVE OFFICER

        Dave Kerr
        Algonquin Power Income Fund
        (905) 465-4500

9.      DATE OF REPORT

        March 6, 2007